Filed by Monmouth Real Estate Investment Corporation
(Commission File No. 001-33177)
Pursuant to Rule 425 under the Securities Act of 1933
 and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Monmouth Real Estate Investment Corporation
Registration Statement on Form S-4: No. 333-257626
Date: August 6, 2021

The following correspondence was sent by Monmouth Real Estate Investment Corporation ("Monmouth") to its stockholders on August 6, 2021:

MREIC | EQC Equity Commonwealth

August 6, 2021

The Monmouth Board of Directors unanimously determined that the all-stock transaction with Equity Commonwealth (“EQC”) is the best option to maximize long-term value for stockholders. **Monmouth stockholders will have the opportunity to participate in and benefit from the substantial upside potential of the combined company and the anticipated continued growth of the industrial real estate sector.**

Robust Strategic Review Process Covered Broad Investor Universe

In reaching the transaction with EQC, the Monmouth Board, working together with its legal and financial advisors:

- Led a robust process and carefully considered the full range of strategic alternatives
- Engaged with and solicited proposals from a broad range of investors, contacting over 90 different potential counterparties
- Conducted multiple bidding rounds and received multiple proposals
- Unanimously concluded the merger with EQC is the best outcome for all Monmouth stockholders

Stage		Number of Participants
I	Potential Buyers Contacted	96
II	NDAs Executed/Round 1 Diligence	36
III	Round 1 Bids Submitted (3/16/21)	4
IV	Round 2 Bids Submitted (4/20/21)	3
V	Final Bids Submitted (4/28/21)	2
VI	Merger Agreement Executed (5/4/21)	1

EQC TRANSACTION IS THE BEST OPTION TO MAXIMIZE LONG-TERM VALUE.



Vote “FOR” The Transaction With Equity Commonwealth On The **WHITE** Proxy Card Today

                   Significant Premium to MNR’s Trading History  $22.00  $20.00  Implied EQC Merger Consideration (at 5/4/2021) $19.40  Implied EQC Merger Consideration (at 7/20/2021) $18.14$18.00Last Unaffected Price (at 12/18/2020) $16.99  $16.00  30-Day VWAP to Last Unaffected Date (11/6/2020 to 12/18/2021) $15.43  $14.00  $12.00  $10.00  $8.00  Apr-21  Jul-21  $19.40$18.14  14.2%6.8%  25.7%17.6%  Transaction PremiumsConsideration Vs. Unaffected Vs. 30-DayPrice (1) VWAP (2)  Jan-19 Apr-19 Jul-19 Oct-19 Jan-20 Apr-20 Jul-20 Oct-20 Jan-21Note: Market data as of 7/20/2021. Source: FactSet and public filings.Combined Company Well-Positioned to Execute Growth Strategy to DriveStockholder Value  Transaction Delivers Compelling Value & Upside Potential for Monmouth Stockholders26% premium to historical trading~35% pro forma Monmouth stockholder ownership of combined company~$5.1B in combined equity market capitalization contributing to increased market liquidityTax-efficient transaction structure allows Monmouth stockholders to defer capital gains that would otherwise be realized in a cash saleOpportunity to participate in combined company’s growth as a market-leading industrial REIT  Strengthened balance sheet with ~$2.4 billion in cashWell capitalized proforma company with no need to access capital markets for foreseeable futureLed by investor Sam Zell and David Helfand who have extensive real estate experience and a proven track record of disciplined capital allocationEquity Commonwealth’s management team successfully integrated the externally advised REIT in 2014 and notably executed on its strategic goals and outperformed its peersSignificant upside potential with highly favorable secular trendsAttractive income potential from future dividend policyInvestors in prior industrial REIT stock transactions have outperformed cash reinvestment alternatives

Don't Just Take Our Word For It! Industry Analysts, and Even a Well-Known REIT Shareholder Activist, Agree That the EQC Transaction is the Best Path Forward for Monmouth[3]

Win for MNR Shareholders. After nearly four months since MNR announced it was conducting a strategic review, MNR shareholders were rewarded in what we view as an attractive offer for its high-quality industrial portfolio supported by high exposure to investment grade tenants. **We believe EQC is paying a full price for MNR assets...**

BMO Capital Markets — May 5, 2021

We are encouraged by the announced merger... Additionally, the combined company will have a stronger financial position post merger, and is well positioned to fund the attractive BTS investment pipeline.

RBC Capital Markets — May 5, 2021

We think that shareholders would be well served to vote in favor of the agreement to combine with EQC because we think the resulting company will have the liquidity to grow a high quality, modern industrial portfolio and diversify away from its current tenant concentration, which will be reflected in the valuation of the combined entity.

Compass Point Research & Trading, LLC — July 22, 2021

We view the MNR merger as a smart strategy for EQC to transition into a better cash flow growth sector vs. office with a good quality...Further, the price paid by EQC appears reasonably fair based on a "back of the napkin" MNR analysis and considering a likely portfolio premium for industrial real estate.

Green Street — May 5, 2021

We like the combination of the MNR assets plus the EQC management and balance sheet...

Janney — July 26, 2021

We commend the Monmouth $MNR Board for reaching an agreement with $EQC that **appears to be a great outcome for all shareholders.**

LAND and BUILDINGS — May 5, 2021

YOUR VOTE IS IMPORTANT!

Vote "FOR" The Transaction On The **WHITE** Proxy Card Today

We urge you to vote the **WHITE** proxy card "FOR" the EQC merger and all other proposals in advance of the upcoming Special Meeting of Stockholders, which will be held on August 24, 2021 at 11:00 a.m. EDT.

If you have questions about how to vote your shares, please contact:
Okapi Partners LLC
Stockholders Call Toll-Free: (877) 796-5274

Forward-Looking Statements

Some of the statements contained in this communication constitute forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding the merger with EQC. Any forward-looking statements contained in this communication are intended to be made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward looking terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward looking statements by discussions of strategy, plans or intentions. Any forward-looking statements contained in this communication reflect Monmouth's current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed in any forward-looking statement. For a further discussion of other factors that could cause Monmouth's future results to differ materially from any forward-looking statements, see the section entitled "Risk Factors" in Monmouth's most recent Annual Report on Form 10-K and in its Quarterly Reports on Form 10-Q. While forward-looking statements reflect Monmouth's good faith beliefs, they are not guarantees of future performance. Monmouth disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes.

Participants in the Solicitation

Monmouth and certain of its directors and executive officers and other employees may be deemed to be participants in the solicitation of proxies from Monmouth's stockholders in connection with the proposed merger with EQC under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Monmouth in Monmouth's Annual Report on Form 10-K for Monmouth's fiscal year ended September 30, 2020, which was filed with the SEC on November 23, 2020, as well as in Monmouth's other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant proxy materials filed with the SEC in respect of the proposed merger.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger between Monmouth and EQC, EQC has filed a registration statement on Form S-4 with the SEC, which became effective on July 23, 2021, to register the common shares of beneficial interest of EQC to be issued pursuant to the merger. The registration statement includes a joint proxy statement/prospectus which has been filed by EQC and Monmouth with the SEC and has been sent to the common shareholders of EQC seeking their approval of the share issuance and to the common shareholders of Monmouth seeking their approval of the merger (the "joint proxy statement/prospectus"). EQC and Monmouth may also file other documents regarding the proposed merger and share issuance with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN
IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND SHARE ISSUANCE. Investors and security holders may obtain free copies of the registration statement and joint proxy statement/prospectus and other documents filed with the SEC by EQC or Monmouth through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by EQC on EQC's website at www.eqcre.com and may obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Monmouth on Monmouth's website at www.mreic.reit.

1. Reflects closing price as of December 18, 2020.
2. Reflects VWAP for 30 trading days up to and including December 18, 2020.
3. Permission to use quotations was neither sought nor obtained.